May 27, 2016	Owen J. Pinkerton 202-216-4812 opinkerton@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Asen Parachkevov, Esq.

Attorney Adviser

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

RE:	NexPoint Latin American Opportunities Fund (the “Fund”)
Registration Statement on Form N-2
File Nos.: 333-210386 and 811-23153

Dear Mr. Parachkevov:

On behalf of NexPoint Latin American Opportunities Fund (the “Fund”), please find transmitted herewith for filing Pre-Effective Amendment No. 1 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) (Registration No. 333-210386) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Amendment is being filed principally in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated April 22, 2016. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment.

On behalf of the Fund, we respond to the specific comments of the Staff as follows:

General

1.	We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

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    Asen Parachkevov, Esq.

    May 27, 2016

Response: The Fund acknowledges the Staff’s comment and has completed all portions of the Registration Statement based on information available to it as of the date of filing the Amendment.

2.	Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

Response: The Fund advises the Staff that pursuant to NASD Notice to Members 00-53 published on June 20, 2000, closed-end funds that operate as interval funds are exempt from the filing requirements, filing fees and regulations of FINRA Rule 5110 and are instead subject to FINRA Rule 2830, which is applied to open-end investment companies. As a result, FINRA will not review the proposed underwriting terms and arrangements of the proposed offering.

3.	Please confirm that the Fund does not intend to issue preferred stock, convertible or debt securities in the 12 months following effectiveness of the Registration Statement.

Response: The Fund hereby confirms to the Staff that it has no present intention to issue preferred stock, convertible stock or debt securities in the 12 months following effectiveness of the Registration Statement.

4.	With respect to the Fund’s exemptive relief order permitting the Fund to issue multiple classes of shares and impose asset distribution fees and early withdrawal charges, please confirm that Highland Capital Management, L.P. controls NexPoint Advisors, L.P., or that both advisory entities are under common control, and explain in your response the basis for the control relationship.

Response: The Fund hereby confirms that Highland Capital Management, L.P. (“Highland”) and the Adviser are under common control as a result of James Dondero’s controlling ownership interest in entities that directly control Highland and the Adviser. In addition, Highland and the Adviser share several executive officers, including Mr. Dondero, who serves as President of both Highland and the Adviser. The Fund advises the Staff that more detailed information regarding the ownership structure of both Highland and the Adviser can be found in the Form ADVs filed by each entity with the SEC.

MORRIS, MANNING & MARTIN, LLP

    Asen Parachkevov, Esq.

    May 27, 2016

Cover Page

5.	Various sections of the Registration Statement state that many of the debt investments that the Fund will invest in may not be rated (See page 20 of the Prospectus) and that certain investment products are generally “below investment grade quality.” To the extent that investing in “junk securities” is considered to be part of the Fund’s principal investment strategy, the disclosures on the Cover Page and in the Summary Prospectus should disclose this fact and highlight the speculative nature of such investments, including by explicitly stating that the Fund’s investments are commonly referred to as “junk securities.”

The “Investment Strategy” section on the Cover Page should also disclose that the Fund intends to use various derivative instruments in order to obtain exposure to Latin American Securities, both for hedging and speculative purposes. See also Comment 12 below. If applicable, the Fund must disclose that certain derivative positions may be used for purposes of compliance with its 80% Policy if such investments have “economic characteristics similar” to a direct investment in Latin American Securities. Please explain how the Fund proposes to treat derivative instruments for the purposes of calculating the 80% test under Rule 35d-1, specifically whether the Fund proposes to use the notional size of any particular derivative positions in its calculations. We may have additional comments.

Response: The Fund has added disclosure on the Prospectus cover page and in the Prospectus Summary section to disclose that investing in below investment grade or unrated securities, commonly referred to as “junk securities,” is part of the Fund’s principal investment strategy and to highlight the speculative nature of such investments. The Fund has also revised the Prospectus cover page to disclose that the Fund intends to use various derivative instruments in order to obtain exposure to Latin American securities, both for hedging and speculative purposes.

Further, the Fund advises the Staff that derivatives with similar economic characteristics to direct investments in Latin American securities may be included in the Fund’s 80% test. While the SEC specifically stated in the Rule 35d-1 Adopting Release that Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) “would permit an investment company to include a synthetic investment in the 80% basket if it has economic characteristics similar to securities included in that basket,” the SEC did not define how economic exposure created by synthetic instruments should be measured for these purposes. For purposes of determining compliance with the Fund’s 80% test under Rule 35d-1 of the 1940 Act, the Fund will value derivatives based on market value.

6.	The “Use of Leverage” sub-section mentions that the Fund may use one or more wholly-owned and managed REITs. Please provide details regarding such vehicles’ proposed jurisdiction(s) of organization and corporate form. With respect to the use of such REITs, please confirm that:

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a. that the Fund will comply with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with each private REIT subsidiary.

Response: The Fund advises the Staff that it no longer intends to form wholly-owned REIT subsidiaries. The Fund has removed all references to REIT subsidiaries from the Registration Statement.

b. that each investment adviser to a REIT subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between a REIT subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and a REIT subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the REIT subsidiary’s investment advisory agreements may be combined.

Response: The Fund advises the Staff that it no longer intends to form wholly-owned REIT subsidiaries. The Fund has removed all references to REIT subsidiaries from the Registration Statement.

c. that each REIT Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of each REIT subsidiary.

Response: The Fund advises the Staff that it no longer intends to form wholly-owned REIT subsidiaries. The Fund has removed all references to REIT subsidiaries from the Registration Statement.

d. that the financial statements of each REIT subsidiary will be consolidated with those of the Fund.

Response: The Fund advises the Staff that it no longer intends to form wholly-owned REIT subsidiaries. The Fund has removed all references to REIT subsidiaries from the Registration Statement.

e. any management fee (including any performance fee) payable to the advisor of a REIT subsidiary will be included in “Management Fees” and the expenses of each REIT subsidiary will be included in “Other Expenses” in the Fund’s prospectus fee table.

MORRIS, MANNING & MARTIN, LLP

    Asen Parachkevov, Esq.

    May 27, 2016

Response: The Fund advises the Staff that it no longer intends to form wholly-owned REIT subsidiaries. The Fund has removed all references to REIT subsidiaries from the Registration Statement.

f. Please explain how such REIT subsidiaries intend to comply with certain requirements under the Internal Revenue Code: that an entity taxed as a REIT for U.S. federal income tax purposes must be beneficially owned by 100 or more persons, and that not more than 50% of its ownership may be held by five or fewer individuals. We may have additional comments.

Response: The Fund advises the Staff that it no longer intends to form wholly-owned REIT subsidiaries. The Fund has removed all references to REIT subsidiaries from the Registration Statement.

7.	In the last bullet point on the Cover Page, disclose that the Fund’s distributions may constitute a return of capital. Please include a clarification that a return of capital to shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. Explain that, as a result from such reduction in tax basis, shareholders may be subject to tax in connection with the sale of Fund shares, even if such shares were sold at a loss to the shareholder’s original investment. Please make consistent revisions to all other relevant sections of the Registration Statement.

Please also add a statement that a significant part of the Fund’s distributions may come as a result of reimbursement of certain expenses, including through waiver of advisory fees that will be subject to recoupment. Please explain whether the Expense Limitation Agreement is intended to limit return of capital for GAAP and/or tax purposes. Please provide the agreement for review.

Response: The Fund has revised the last bullet point on the Prospectus cover page as requested. The Fund advises the Staff that the Expense Limitation Agreement is intended to limit return of capital for GAAP purposes. The Fund has also filed the Form of Expense Limitation Agreement as Exhibit (k)(1) to the Amendment.

Prospectus Summary

8.	With respect to the Fund’s investment in issuers from Latin America, the disclosure explains that “Latin America includes, but is not limited to, the regions of Central and South America, such as: Argentina, Brazil, Chile, Colombia, Ecuador, Guatemala, Mexico, Peru, Panama and Venezuela.” Does the Fund intend to invest in issuers from the Spanish speaking islands of the Caribbean? Does that include Puerto Rico? Please include a precise definition of the term instead of listing a partial list of countries in which the Fund may invest. You may, however, disclose a list of countries that will be the focus of the Fund’s strategy.

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    Asen Parachkevov, Esq.

    May 27, 2016

Response: The Fund advises the Staff that it intends to invest in all countries located in Central and South America, with a focus on the following countries: Argentina, Brazil, Chile, Colombia, Ecuador, Guatemala, Mexico, Peru, Panama and Venezuela. The Fund may also invest in issuers from the Spanish speaking islands of the Caribbean or in issuers located in Puerto Rico.

9.	Please add disclosure to explain how investing in subsidiaries of U.S. companies conforms to the requirement that Fund investments be “tied economically” to Latin America. Please clarify what factors will be considered by the Adviser to make that determination, such as for example, whether there is any requirement that such subsidiaries derive a majority of their revenues from operations in Latin America, or that the majority of their assets are in the region.

Response: The Fund has revised its disclosure on pages 1 and 15 of the Prospectus.

10.	The disclosure states that 20% of the Fund’s investments may be allocated in “alternative strategies,” including “convertible hedging.” The term “convertible hedging” is not explained anywhere in the Registration Statement. Please explain this aspect of the Fund’s investment strategy in Plain English in the applicable sections of the Registration Statement.

Response: The Fund has revised its disclosure on pages 2 and 17 of the Prospectus.

11.	The disclosure states that in order to determine whether a particular investment is tied economically to Latin America, an investment would have to meet at least one of several criteria, including whether an investment is included in an index representative of a particular country in Latin America or the Latin American region. Please list all of the indices that may be considered for this purpose.

Furthermore, another factor listed in this section is “whether the investment is exposed to the economic fortunes and risks of a particular country in Latin America or the Latin American region.” Please note that the requirement, as stated in the adopting release for Rule 35d-1, is not intended to be a “catch-all” and registrants should clearly state all of the criteria that would be considered for making the determination that an investment is tied economically to a particular region.

Response: The Fund has revised its disclosure on page 16 of the Prospectus to include all indices that the Fund currently intends to use in determining whether a particular investment is tied economically to Latin America. The Fund advises the Staff it may use other indices in the future and will revise the Prospectus accordingly.

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    Asen Parachkevov, Esq.

    May 27, 2016

With respect to the second part of the comment, the Fund acknowledges that in the release proposing Rule 35d-1 of the 1940 Act, the SEC suggested that the following types of securities could be considered securities of issuers that are tied economically to a particular country or region: (i) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region; (ii) securities that are traded principally in a country or region; or (iii) securities of issuers that, during their most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or region or that have at least 50% of its assets in the country or region.

In the release adopting Rule 35d-1, the SEC indicated that such criteria may be too restrictive and provided flexibility for a fund to set the criteria used to determine whether an issuer’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name. The Fund believes that each of the criteria listed in the “Investment Objective and Policies” section of the Prospectus (i.e. the primary trading market; the issuer’s domicile, sources of revenue and location of assets; whether the investment is included in an index representative of a particular country in Latin America or the Latin American region and the source of government guarantees) is a general indicator that an issuer is tied economically to such foreign countries and has removed “whether the investment is exposed to the economic fortunes and risks of a particular country in Latin America or the Latin American region” from the list of criteria.

12.	The Division of Investment Management has made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.[1] Please review the observations set forth in that letter and revise your disclosure concerning the use and risks of derivatives.

In various places in the Registration Statement, it is disclosed that the Fund may purchase and sell a variety of derivatives instruments. In these sections and in the sections discussing the Fund’s investment strategy, please specifically describe the Fund’s use of derivatives in a manner customized to proposed Fund operations. For example, on page 17 the disclosure states that “[u]nder normal conditions, no more than [25%] of the Fund’s total assets will be in hedging or speculative “positions,” which is deemed to include short sales and derivatives, such as options, swaps and futures contracts.” Please include such disclosure in the “Policies” section of the Prospectus Summary. Similarly, on page 18, the disclosure states that the Fund intends to limit the notional amount of total return swaps to a certain percentage of Fund assets.

[1]	See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

MORRIS, MANNING & MARTIN, LLP

    Asen Parachkevov, Esq.

    May 27, 2016

Furthermore, instead of including a non-exhaustive list of derivative products that the Fund may invest in, please identify the principal derivative instruments to be used and disclose their investment purposes. For example, the Registration Statement discloses that the Fund may buy or sell credit protection under credit default swaps, both for hedging and speculative purposes, invest in LCDX (“Loan-Only Credit Default Swap Index”), that the fund may employ currency hedges (either in the forward or option markets), seek to boost income by engaging in option writing and by using swaps. Please explain in your response if OTC derivatives are part of the Fund’s principal strategy. Please revise the generic “Derivatives Risk” disclosure in the “Investment-Related Risks” section on page 8 of the Summary Prospectus in light of the foregoing.

Response: The Fund has reviewed the letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) and believes that its derivatives disclosures are consistent with the observations made in the letter. The Adviser has considered the degree of economic exposure created by the Fund’s use of derivatives and limited such exposure by restricting the aggregate premiums and applicable margin associated with the Fund’s use of hedging positions to no more than 25% of the Fund’s total assets under normal market conditions.

The Fund has revised its disclosure on pages 2 and 17 of the Prospectus to highlight the principal derivative instruments it intends to employ for hedging and/or speculative purposes.

13.	Please disclose the Fund’s anticipated use of short sales and securities lending in a paragraph that is separate from the description of other derivative products. Disclose the Fund will not make a short sale if, after giving effect of such short sale, the market value of the securities sold short exceeds 25% of the value of its total assets, excluding short sales “against the box” for this purpose (as disclosed on page 34).

Response: The Fund has revised its disclosure on page 3 of the Prospectus.

14.

The disclosure also states that the Fund will include “effective leverage” for the purposes of complying with the Fund’s 33.3% leverage limitation, excluding from the calculation covered calls. Please clarify for the Staff if the policy is to include in the calculation derivative instruments that are otherwise covered by the Fund by the

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segregation of liquid assets for Section 18 purposes. Please also explain how the Fund determines the “effective leverage” that is built into a particular derivative product. See Comment 5 above regarding treatment of derivative instruments for the purposes of the Fund’s 80% Policy.

Please explain in your response whether “effective leverage” will be taken into account for the purposes of calculating the Management Fee. We may have additional comments.

Response: The Registrant believes the limitation on effective leverage is not inconsistent with Section 18(a) of the 1940 Act. Effective leverage, as described in the third paragraph under “Leverage” on page    of the Prospectus, is the combination of the amount of structural leverage (i.e., capital structure leverage, such as debentures, subject to regulation under Section 18(a)) plus the amount of leverage from any such derivatives and other portfolio techniques (which is leverage governed by Investment Company Act Release No. 10666 (April 18, 1979)) (“Release 10666”). The Fund advises the Staff that under the terms of Release 10666, leverage from derivative instruments and other portfolio techniques that are “covered” in accordance with that release do not raise the concerns implicated by Section 18(a). As a result, the 33 1/3% limitation imposed by Section 18(a) does not apply to such derivatives and other portfolio techniques, as long as they are “covered” pursuant to Release 10666. The Fund advises the Staff that the management fee payable to the Adviser will be based on Daily Gross Assets, which equals total assets, less any liabilities, but excluding liabilities evidencing financial leverage. Effective leverage from derivatives will not be included in total assets and will, therefore, not have the effect of increasing management fees.

15.	Please disclose in the “Investment Objective and Policies” section, to the extent applicable, that the Fund’s principal investments include zero-coupon securities, collateralized loan or debt obligations (and specify what tranche the Adviser intends to target), loan participations, and defaulted or partially-defaulted securities as principal investments.

Response: The Fund advises the Staff that investments in zero coupon securities, collateralized loan or debt obligations, loan participations and defaulted or partially-defaulted securities are not part of the Fund’s principal investment strategy. As such, to the extent applicable, the Fund has moved the disclosure of these investment types to the section of the Statement of Additional Information titled “Investment Objective and Policies—Non-Principal Investment Strategies”.

16.	If part of the principal investment strategy, please disclose that the Fund intends to invest in certain “passive foreign investment companies” and explain in the appropriate sections the tax risks associated with such investments.

Response: The Fund advises the Staff that investing in passive foreign investment companies is not part of its principal investment strategy. The Fund believes, however, that disclosure in the “Tax Status” of the Statement of Additional Information related to passive foreign investment companies is appropriate and consistent with disclosure found in competing interval fund registration statements. As a result, the Fund has not made any revisions to the Prospectus in response to the Staff’s comment.

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    Asen Parachkevov, Esq.

    May 27, 2016

17.	In the paragraph describing the terms of the Expenses Limitation Agreement, please disclose all of the required conditions for recouping waived expenses that are set forth in footnote 8 to the Fee Table: (a) that the Adviser will not seek reimbursement if the distribution rate at the time of such reimbursement is less than the rate at the time of waiver, and (b) that such recoupment may not cause “Other Expenses” to exceed a percentage of the quarter-end value of the Fund’s gross assets during the fiscal year.

Response: The Fund has revised its disclosure in footnote (8) in response to the Staff’s comment.

18.	In the “Conflicts of Interest” subsection, it is disclosed that the Fund’s officers will face conflicts in the allocation of investment opportunities among the Fund and other investment accounts advised by or affiliated with the Adviser. Please disclose that in the absence of exemptive relief by the SEC, the Fund will be substantially limited in its ability to co-invest in privately negotiated transactions with accounts that are advised or affiliated with the Adviser.

Response: The Fund acknowledges the restrictions found in Section 17 of the 1940 Act and has revised its disclosure on pages 41 of the Prospectus and S-8 of the SAI to make clear that it will make investments in which the Adviser or an affiliate hold an interest only to the extent permitted under the 1940 Act and SEC staff interpretations or pursuant to the terms and conditions of the exemptive order received by the Adviser and certain funds affiliated with the Fund, dated April 19, 2016. For example, the Fund notes that exemptive relief is not required for it to invest in syndicated deals and secondary loan market transactions in which the Adviser or an affiliate has an interest where price is the only negotiated point. The order applies to all “Investment Companies,” which includes future closed-end investment companies registered under the 1940 Act that are managed by the Adviser, which includes the Fund. The Fund, therefore, may in the future invest in accordance with the terms and conditions of the exemptive order.

19.	Please revise the generic “Derivatives Risk” disclosure in the “Investment-Related Risks” section in light of Comment 12 above. Similarly, add appropriate disclosure or risks associated with investments identified as principal per Comment 15.

Response: The Fund has revised its disclosure consistent with its response to Comments 12 and 15 above.

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20.	Please add risk disclosure regarding risks posed by investments in emerging markets and in small capitalization companies.

Response: The Fund directs the Staff to risk factors found on pages 47 and 55 of the Prospectus that relate to investments in emerging markets and in small capitalization companies. The Fund has also included additional disclosure to the risk factor entitled “Latin American Market Risk” on page 46 of the Prospectus relating to emerging market economies.

Use of Proceeds

21.	The disclosure states that the Fund will invest net offering proceeds “as soon as practicable after receipt.” If the Adviser expects the investment period to exceed three months, reason for such delay should be explained. To the extent that the Fund has not invested net proceeds in accordance with its investment objectives within six months, the Fund will be required to seek shareholder consent to change its investment objectives. Please revise the disclosures in the section accordingly.

Response: The Fund acknowledges the general view of the Staff memorialized in Guide 1 to Form N-2 with respect to the timeframe during which offering proceeds should be invested pursuant to a fund’s investment objectives and policies. The Fund notes, however, that Guide 1 specifically permits a longer time period for issuers whose investment policies and objective are to invest substantially all of its assets in securities of issuers organized under the laws of a single foreign country or region (a “Country Fund”). The Division of Investment Management, in such circumstances, will make the registration statement of a Country Fund effective, even if the Registrant expects the investment period to exceed six months (but not longer than two years), if the Country Fund believes that it is not in the best interests of its shareholders for investments to be made within the six-month time period because of such factors as the relatively small market capitalization and low trading volume of the securities market available for foreign investment in the particular country. In these circumstances, a longer period for investing the proceeds of the offering may be appropriate and consistent with the investment policies and objectives of the fund, provided that appropriate disclosures are made. As disclosed in the Prospectus, the Fund intends to invest at least 80% of its total assets in debt and equity securities of Latin American issuers. While the Fund intends to invest offering proceeds within six months of receipt, there may be instances where a delay in deployment of offering proceeds is necessary, as recognized by Guide 1. If the Fund believes that the timeframe for investing a substantial portion of offering proceeds will exceed six months, the Fund will supplement the Prospectus accordingly, as required by Guide 1.

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22.	It is stated that the Fund’s distributions during the initial period (pending investment of net proceeds in accordance with the Fund’s investment policies) may constitute a return of capital. Please include a clarification that a return of capital to shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. See Comment 7 above.

Response: The Fund has revised its disclosure in response to the Staff’s comment.

Investment Objective, Policies and Strategies

23.	The disclosure explains that, to the extent that the Fund invests in investment companies that are affiliates of the Fund, the Adviser will rebate such fees back to the Fund such that shareholders pay only one layer of fees. Does the rebate apply to fees received by affiliates of the Adviser? Please confirm that all such fees are included, without any reductions to reflect the rebate, under Acquired Fund Fees and Expenses in the Fee Table.

Response: The Fund advises the Staff that with respect to investments made in affiliated funds in the secondary markets, no additional fees will accrue to the Adviser. For direct investments in an affiliated entity, it is the Adviser’s policy to waive fees at the investing fund level (i.e., for purchases, the Fund) so that there are not two layers of fees. As a result, to the extent such underlying fund has higher fees, such waiver may increase the amount of fees payable to the Adviser. The Fund further advises the Staff that investments in investment companies, including affiliated entities, is not a principal investment strategy. As a result, the Fund believes that Acquired Fund Fees and Expenses will be less than 1 basis point. Any such estimated amounts will be included in the “Other Expenses” line item of the “Fees and Fund Expenses” table.

Risks

24.	Please add country specific risk disclosure to the extent the Fund’s investments in a particular country (or countries) would create a principal risk exposure for the Fund.

Response: The Fund has revised its disclosure to include country-specific risk factors in response to the Staff’s comment.

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Plan of Distribution

25.	The section explains that shareholders whose shares are repurchased in a Repurchase Offer may exchange those shares for the same share class of any other closed-end fund managed by the Adviser or its affiliates or any series within Highland Funds I or Highland Funds II. Please explain in this section whether sales charges may apply to such exchanges or if they will be waived. Further, please explain how such shareholders will be treated with respect to any holding periods for the purposes of calculating any contingent deferred sale charges.

Response: The Fund advises the Staff that it will not impose sales charges on exchanges between the Fund and other funds listed in the Prospectus. The Fund has revised its disclosure on page 78 of the Prospectus with respect to its treatment of holding periods and contingent deferred sales charges.

26.	With respect to Class A shares, it is stated that a shareholder may be able to buy shares without the application of a sales charge under certain circumstances, including when the shareholder is purchasing shares through the Fund’s Adviser. Please clarify whether the shareholder has to be a paying advisory client in order to benefit from this arrangement. What other requirements must be met?

Response: The Fund has removed the bullet point referenced by the Staff. Shareholders will not be permitted to purchase shares without the application of a sales charge through the Adviser.

27.	The disclosure states that the Adviser and/or the Distributor may, from time to time, “at their own expense out of revenues received from the Fund and/or its own financial resources,” make additional cash payments to broker-dealers to incentivize sales of Fund shares. Please revise the language to explain that such payments may be made out of “legitimate” profits, not simply out of revenues received from the Fund.

Response: The Fund has revised its disclosure on the Prospectus cover page as requested. The Fund notes that language related to legitimate profits already appears on page 76 of the Prospectus.

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Statement of Additional Information

Repurchases and Transfers of Shares

28.	The section explains that the Fund may require repurchase of a shareholder’s shares if, among other situations, the “continued ownership of the shares may be harmful or injurious to the business or reputation of the Fund or may subject the Fund or any shareholders to an undue risk to adverse tax or other fiscal consequences.” Please explain in your letter the specific circumstances under which the Fund may require a repurchase and provide your detailed analysis as to whether such repurchases are consistent with the provisions of the Investment Company Act of 1940 and not an impermissible anti-takeover provision.

Response: The Fund notes that Section 3 of the Form of Amended and Restated Agreement and Declaration of Trust (“Declaration of Trust”) confers the power upon the Trustees to redeem, repurchase and transfer shares pursuant to applicable law. Such authority is not prohibited by the express provisions of the Delaware Statutory Trust Act and the Delaware Legislature has expressly emphasized the freedom of contract principles in connection with Delaware statutory trusts. Specifically, Section 3825(b) of the Delaware Statutory Trust Act states: “[i]t is the policy of this chapter to give maximum effect to the principle of freedom of contract and to the enforceability of governing instruments.” Further, Section 3805(d) defers to the governing instrument in connection with the transferability of shares: “[a] beneficial owner’s beneficial interest in the statutory trust is freely transferable except to the extent otherwise provided in the governing instrument of the statutory trust.” The Fund also notes that its disclosure on page S-12 under the “Involuntary Repurchases” and “Transfers of Shares” headings is consistent with disclosure found in the registration statements of competing closed-end funds, including interval funds.

The Fund does not believe that this provision is inconsistent with the provisions of the 1940 Act as the ability to involuntarily repurchase shares is limited to situations where continued ownership by the shareholder could subject the Fund and its shareholders to adverse consequences, as detailed in the Prospectus. For example, if a shareholder is added to the Office of Foreign Assets Control list of Specially Designated Nationals and Blocked Persons, the Trustees may deem it to be in the best interests of the Fund and its shareholders to redeem such shares. Any such repurchases would be approved by the Fund’s Board of Trustees, which is required to remain majority-independent. Therefore, the Fund does not believe that this provision has the effect of creating a risk that the Fund would or could involuntarily repurchase shares as an anti-takeover measure.

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    Asen Parachkevov, Esq.

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Management of the Fund

29.	Please disclose whether the Fund has at least one “audit committee financial expert.”

Response: The Fund hereby undertakes to disclose the member of the audit committee that qualifies as an “audit committee financial expert” in its annual report on Form N-CSR consistent with the reporting requirements of that form. The Fund respectfully submits that Form N-2 does not require identification of the “audit committee financial expert.” Further, the Instructions to Item 407(d)(5) of Regulation S-K provide that the disclosure of the “audit committee financial expert” is required only in a registrant’s annual report. See also Final Rule: Certification of Management Investment Company Shareholder Reports and Designation of Certified Shareholder Reports as Exchange Act Periodic Reporting Forms; Disclosure Required to Sections 406 and 407 of the Sarbanes-Oxley Act of 2002, Rel. Nos. 34-47262; IC 25914 (March 1, 2003).

Investment Advisory and Other Services

30.	The section contains a reference to “Underlying Funds,” which is not a term that is defined elsewhere in the Registration Statement. Please revise the disclosure.

Response: The Fund has removed all references to the term “Underlying Fund” from the SAI.

Allocation of Brokerage

31.	Please disclose that any research or other benefits received by the Adviser from a broker-dealer, for transactions where the Fund will be “paying-up”, will qualify for the safe harbor provisions under Section 28(e) of the Securities Exchange Act of 1934.

Response: The Fund has revised its disclosure on page S-29 as requested.

*    *    *    *    *    *

The Company acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MORRIS, MANNING & MARTIN, LLP

    Asen Parachkevov, Esq.

    May 27, 2016

If you have any questions, please do not hesitate to contact the undersigned at (202) 216-4812.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Owen J. Pinkerton
Owen J. Pinkerton, Esq.

cc:	Heath D. Linsky, Esq.

Brian Mitts